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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Kirkland's, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
497498 10 5
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	497498 10 5	SCHEDULE 13G/A

1	NAMES OF REPORTING PERSONS: Carl T. Kirkland

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		1,323,830

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,323,830

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,323,830

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1(a)	Name of Issuer:

Kirkland’s, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

805 North Parkway Jackson, TN 38305

Item 2 (a)	Name of Person Filing:

Carl T. Kirkland

Item 2(b)	Address of Principal Business Offices:

Carl T. Kirkland c/o Kirkland’s, Inc. 805 North Parkway Jackson, TN 38305

Item 2(c)	Citizenship:

United States of America

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

497498 10 5

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) [_] Broker or dealer registered under Section 15 of the Exchange Act
(b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act
(c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act
(d) [_] Investment company registered under Section 8 of the Investment

Company Act

(e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act
(i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
(j) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Not applicable

Item 4	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: Carl T. Kirkland beneficially owns an aggregate of 1,323,830 shares of Common Stock.

(b) Percent of class: Carl T. Kirkland owns 6.8% of the class.

(c) Number of shares of Common Stock as to which Carl T. Kirkland has:
(i)	Sole power to vote or to direct the vote: 1,323,830

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,323,830

(iv)	Shared power to dispose or to direct the disposition of: 0

(1) Calculated on the basis of 19,343,643 shares of Common Stock outstanding on November 29, 2005, according to the Form 10-Q of the Issuer filed on December 6, 2005.

Item 5	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8	Identification and Classification of Members of the Group.

Not applicable

Item 9	Notice of Dissolution of Group.

Not applicable

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2006	By:	/s/ Carl T. Kirkland
Carl T. Kirkland